MINUTES OF THE DIRECTORS' MEETING

MINUTES OF A MEETING OF DIRECTORS of Elite Performance Holding Corp (the "Corporation") held on phone conference on this 9th day of December, 2018.

BACKGROUND:

1.The Corporation is a corporation organized and operating under the laws of the State of Nevada.

2.The following members were present, constituting the entire board:
Jon McKenzie, Laya Clark; and Joey Firestone.

3.All the directors of the Corporation being present, formal notice calling the meeting was dispensed with, and the meeting declared to be regularly called.

4.UPON A MOTION DULY MADE, seconded and unanimously carried, Jon McKenzie acted as Chairperson of the meeting and Joey Firestone as Secretary of the meeting.

5.The following memorandum was then read and ordered to be inserted in these minutes: "We, the directors of the Corporation consent to this meeting being held at the above time and place and do waive notice and publication of this meeting, and consent to the transaction of such business, as may have come before it, as testified by our signatures below.

/s/ Jon McKenzie
Jon McKenzie

/s/ Joey Firestone
Joey Firestone

/s/ Laya Clark
Laya Clark

6.Minutes of the last regular meeting were read and, upon motion duly made, seconded and carried, were adopted as read.

7.The Chairperson presented to the meeting and thereupon the following resolutions were offered, seconded and unanimously adopted.

IT WAS RESOLVED THAT:

1.The board discussed and agreed to issue 400,000 shares of restricted common shares in consideration for the execution of the bridge loan from Firstfire Global Opportunities Fund, LLC.

2.There being no further business to come before the meeting, the meeting was adjourned.

3.Dated in the State of Florida on the 9th day of December, 2018.

/s/ Joey Firestone Secretary Name: Joey Firestone